EXHIBIT 99.1

AMARC AND FREEPORT LAUNCH COMPREHENSIVE EXPLORATION PROGRAM

ACROSS THE JOY COPPER-GOLD DISTRICT

June 26, 2023, Vancouver, BC – Amarc Resources Ltd. (“Amarc” or the “Company”) (TSX-V: AHR; OTCQB: AXREF) is pleased to announce it has launched the 2023 field program at its 100%-owned JOY Copper-Gold District (or “JOY”) in north-central British Columbia (“BC”). This extensive airborne and surface exploration program is focused on detailed refinement of multiple porphyry copper-gold (“Cu-Au”) deposit targets clustered along mineralized trends over the 482 km2 JOY property, in preparation for an extensive intended drilling program in 2024. The program will also include rehabilitation of road and bridge access to the PINE Cu-Au Deposit in the centre of the JOY tenure and other deposit targets to facilitate the ongoing detailed work and future drilling. The program is fully funded by Freeport-McMoRan Mineral Properties Canada Inc. (“Freeport”), with Amarc continuing as operator.

This year’s program will continue to build on the successes of the systematic 2022 program (15,427 m in 37 core holes and extensive surface surveys) that expanded and further defined the potential of deposit-scale porphyry Cu-Au systems (see Amarc releases January 23, 2023 and March 2, 2023), highlights of which include:

•	The emergence of several mineralized trends, similar to the 4 km-long northeast trend of the Nugget, Kemess North, Kemess Underground, Kemess Offset and Kemess East porphyry Cu-Au deposits in the Kemess Mining District held by Centerra Gold Inc., and located adjacent to the south of the JOY tenure;

•	The northeast striking 15.5 km PINE Trend at JOY, which includes the sulphide systems outlined by Induced Polarization (“IP”) surveys at the PINE (6 km2), Canyon (5 km2), Twins (7 km2) and SWT (3 km2) targets and supported by initial drilling results, indicating the potential for clustered porphyry mineralized deposits (see Amarc Corporate presentation https://amarcresources.com/investors/presentation/ );

•	The considerable strike extension of mineralization encountered from near surface to depth at the PINE Deposit to over 1,700 m, with outboard, more widely-spaced historical drilling indicating the potential to expand the length of the deposit footprint to over 2,600 m;

•	Drill intercepts at the PINE Deposit include, for example (for full 2022 Drilling Results, see Amarc release March 2, 2023):

204 m of 0.42% CuEQ* (0.18% Cu, 0.41 g/t Au and 2.3 g/t Ag)

105 m of 0.40% CuEQ (0.13% Cu, 0.47 g/t Au and 2.3 g/t Ag)

*	Copper equivalent (CuEQ) calculations here and below use metal prices of: Cu US$4.00/lb, Au US$1,800.00/oz, Ag US$24.00/oz and conceptual recoveries of: Cu 85%, Au 72% and 67% Ag.

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Limited initial scout drilling discovered substantial new porphyry Cu-Au mineralization at the largely overburden covered Canyon (5 km2) deposit target (also see Amarc release March 2, 2023). Drill hole intercepts include, for example:

96 m of 0.51% CuEQ* (0.39% Cu, 0.18 g/t Au and 2.6 g/t Ag), within

296 m of 0.39% CuEQ (0.30% Cu, 0.14 g/t Au and 1.7 g/t Ag)

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•	Widely-spaced initial scout drilling of the Twins (7 km2) sulphide system has encountered widespread porphyry Cu-Au mineralization, highlighting the significant exploration potential at Twins for the discovery of another porphyry Cu-Au deposit; and

•	The initial single scout hole drilled into the South Mex (>1.9 km2 and open) deposit target intersected anomalous concentrations of Ag-Au(-Cu) (also see Amarc release March 2, 2023) in a geological environment similar to that hosting the Kemess District porphyry Cu-Au deposits, extending the MEX Trend to a strike length over 6 km.

2023 Airborne and Ground Surveys

The 2023 program commenced in late May with an airborne Magneto-Telluric (“MT”) survey, encompassing 140 km2 over the central mineralized trends at JOY as well as outlying emerging high-potential deposit targets. Detailed data has been received and 3D inversions are being completed by a third party. Ground MT surveys are scheduled to commence this month over prioritized target areas. These will be the first surveys of this kind at JOY, and are designed to complement existing IP ground geophysics survey data that has revealed the presence of large-scale sulphide systems, many of which are under glacial cover. As these results are received and evaluated, they will be integrated with Amarc’s other extensive data sets to refine drill targets.

An important part of the field program will be detailed geological mapping of several known and emerging deposit targets, and complemented by a review of the developing porphyry trends across the district by a recognized global expert in the assessment of porphyry Cu districts. Additional soil and rock geochemical and IP surveys will also be completed primarily over emerging deposit targets.

Rehabilitation of Historical Access

Amarc will also be undertaking upgrades to the historical drill road and a bridge along the access to the area of the PINE Deposit, Canyon Cu-Au discovery and the Twins deposit target. This work is planned to be completed in conjunction with First Nation community enterprises.

About the JOY District

Amarc’s 100%-owned JOY District is located on the northern extension of the prolific Kemess porphyry Cu-Au District that includes the former Kemess South mine, the permitted and development-stage Kemess North underground deposit, and the advanced-stage Kemess East underground deposit – all currently held by Centerra Gold Inc. Through its association with Hunter Dickinson Inc., Amarc’s technical team was first to recognize the Kemess District’s true porphyry potential, acquiring Kemess North and Kemess South as early-stage prospects and advancing both to significant porphyry Cu-Au deposits. Kemess South was sold in 1996 on beneficial terms to a predecessor of Northgate Minerals, which brought that deposit into production.

The JOY District is readily accessed via resource roads servicing the southern end of the Toodoggone region, including Centerra’s Kemess porphyry Cu-Au deposits and the historical Lawyers, Baker and Shasta epithermal precious metal mines now being redeveloped by Benchmark Metals Inc. and TDG Gold Corp, respectively.

In May 2021, Amarc entered into a Mineral Property Earn-In Agreement (the “EIA”) with Freeport-McMoRan Mineral Properties Canada Inc. (“Freeport”), a wholly owned subsidiary of Freeport-McMoRan Inc. (see Amarc release May 12, 2021). Freeport may acquire up to a 70% ownership interest in JOY by making staged investments totalling $110 million.

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Freeport’s investments into JOY to date include $5.94 million contributed in 2021 and approximately $14 million in 2022 (see Amarc releases November 15 and December 15, 2021).

Further in-depth information on historical and more recent exploration activities completed within the JOY District prior to 2021 can be found in the Company’s ‘JOY Project 2020 Technical Report’, filed under Amarc’s profile at www.sedar.com or located on its website at https://amarcresources.com/projects/joy-project/technical-report/.

About Amarc Resources Ltd.

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of long-life, high-value porphyry Cu-Au mines in BC. By combining high-demand projects with dynamic management, Amarc has created a solid platform to create value from its exploration and development-stage assets.

Amarc is advancing its 100%-owned JOY, DUKE and IKE porphyry Cu±Au districts located in different prolific porphyry regions of northern, central and southern BC, respectively. Freeport at JOY and Boliden Mineral Canada Ltd. at DUKE can earn up to a 70% interest in each District by staged investments of $110 million and $90 million, respectively: together, potentially $200 million in non-share dilutive funding.

Each district represents significant potential for the development of multiple and important-scale, porphyry Cu±Au deposits. Importantly, each of the three districts is located in proximity to industrial infrastructure – including power, highways and rail.

Amarc is associated with HDI, a diversified, global mining company with a 35-year history of porphyry discovery and development success. Previous and current HDI projects include some of BC’s and the world’s most important porphyry deposits – such as Pebble, Mount Milligan, Southern Star, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Casino, Sisson, Maggie, IKE, PINE and DUKE. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects.

Amarc works closely with local governments, Indigenous groups and stakeholders in order to advance its mineral projects responsibly, and in a manner that contributes to sustainable community and economic development. We pursue early and meaningful engagement to ensure our mineral exploration and development activities are well coordinated and broadly supported, address local priorities and concerns, and optimize opportunities for collaboration. In particular, we seek to establish mutually beneficial partnerships with Indigenous groups within whose traditional territories our projects are located, through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events. All Amarc work programs are carefully planned to achieve high levels of environmental and social performance.

Qualified Person as Defined Under National Instrument 43-101

Dr. Roy Greig, P.Geo., a Qualified Person as defined under National Instrument 43-101, has reviewed and approved the technical content in this release.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Dr. Diane Nicolson, President and CEO, at (604) 684-6365 or within North America at 1-800-667-2114, or Kin Communications, at (604) 684-6730, Email: AHR@kincommunications.com.

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ON BEHALF OF THE BOARD OF DIRECTORS OF AMARC RESOURCES LTD.

Dr. Diane Nicolson

President and CEO

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed “forward-looking statements”. All such statements, other than statements of historical facts that address exploration plans and plans for enhanced relationships are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc’s projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc’s projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions, as well as risks relating to the uncertainties with respect to the effects of COVID-19. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc’s annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

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